June 3, 2013

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Ajay Koduri, Attorney-Advisor Larry Spirgel, Assistant Director Robert Shapiro, Staff Accountant Robert S. Littlepage, Accountant Branch Chief
Re:	YuMe, Inc. Confidential Draft Submission No. 2 of Registration Statement on Form S-1 Submitted May 6, 2013 CIK No. 0001415624

Ladies and Gentlemen:

        On behalf of YuMe, Inc. ("Company"), we are transmitting this letter in response to comments received from the staff ("Staff") of the Securities and Exchange Commission ("Commission") by letter dated May 10, 2013, with respect to the above-referenced draft registration statement on Form S-1 that was confidentially submitted to the Commission on May 3, 2013. This letter is being submitted together with the Company's confidential draft No. 3 of the registration statement on Form S-1 ("Draft No. 3"). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff's comments are presented in bold italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and a hard copy of Draft No. 3 that is marked to show changes from the draft registration statement as previously submitted.

        In addition to addressing the comments raised by the Staff in its letter, the Company has revised the confidential draft registration statement to update certain other disclosures.

Summary, page 1

Our Company, page 1

1.
Per comment 10 from our letter dated April 23, 2013 please revise to disclose the bases for your statement that you are a "leading independent provider of digital video brand advertising solutions." We note the support provided in your response and in the materials provided supplementally.

        The Company respectfully advises the Staff that it bases its leadership position on many measures, including its proprietary technologies, brand-specific advertising solutions, and large software installed base and data assets, as disclosed throughout Draft No. 3, including but not limited to pages 1-5, 46, 73-74, 77-80.

        As further evidence of the Company's leadership in its industry, the Company's customers represent a wide range of businesses and organizations and include many of the largest brand advertisers. As disclosed on pages 2 and 74 of Draft No. 3, the Company's customers primarily consist of large global brands and their advertising agencies, including 63 of the top U.S. advertisers in 2011 as ranked by Advertising Age magazine.

        The Company also notes that its leadership position is a function of its scale and history. As disclosed in the prospectus (pages 1 and 73), the Company reached more than 147 million monthly unique viewers in April 2013. In addition, the Company's revenue and number of digital media property partners reflect its leadership position. The Company's revenue in 2012 and in the three months ended March 31, 2013 was approximately $116.7 million and $26.6 million, respectively. Tremor Video, a competitor of the Company, reported revenue of $105.2 million in 2012 and $24.8 million in the three months ended March 31, 2013, in its registration statement, where it describes itself as "a leading provider of technology-driven video advertising solutions enabling brand advertisers to engage consumers across multiple internet-connected devices including computers, smartphones, tablets and connected TVs." The Company also advises the Staff that its 1,500 digital media property partners compare favorably with Tremor Video, which in its registration statement reported that it has partnered with "more than 500 premium websites and mobile applications."

2.
In response to comment 30 from our letter dated April 23, 2013 you removed references on pages 4 and 71 to your ability to collect data or survey viewers for information regarding purchase intent. However, on pages 2 and 66 you state that you generate results that are relevant to brand advertisers, including purchase intent. Please either remove these references or explain how they are accurate.

        The Company has revised pages 2 and 73 to clarify its disclosure in response to the Staff's comment. The Company respectfully advises the Staff that it believes the references to purchase intent on pages 2 and 73 are appropriate, because the combination of information derived from YuMe SDKs and survey data are used together in an interactive manner to make conclusions about purchase intent. When an ad impression is delivered, the YuMe SDK collects data on at least a dozen variables, including such data points as viewer identification, site placement, player identification and content type. Our server may inform the YuMe SDK that a certain ad request has been selected for a survey. If the viewer consents to the survey, the YuMe SDK passes that consent back to the server and delivers the survey to that viewer. The surveys generally include questions relating to purchase intent for a particular product or set of products. Other questions may solicit information relating to other brand metrics, such as brand favorability, brand awareness and message recall. The Company logs responses to those survey questions and the other data points collected by the YuMe SDK and uses the Audience Amplifier modeling engine to build an audience model. The Company then uses that model to deliver ads to audiences that the model predicts are more likely to answer with similar positive purchase intent. In this way, the YuMe SDKs and viewer surveys work in concert both to predict purchase intent for a particular audience, and to deliver to the Company's customers an audience that is more likely to be receptive to an offer to purchase.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 45

Results of Operations, page 48

3.
We note your response to comment 23 from our letter dated April 23, 2013 and reissue the comment. Disclosure within the draft registration statement highlights the importance of your relationships with advertising agencies. In particular, the risk factor titled "We are highly dependent on advertising agencies as intermediaries, and this may adversely affect our ability to attract and retain business" states that "[w]ith advertising agencies acting as intermediaries for multiple brands, our customer base is more concentrated than might be reflected by the number of brand advertisers for which we conduct marketing campaigns" and that "as a result of dealing primarily with advertising agencies, we have a less direct relationship with advertisers than would be the case if advertisers dealt with us directly." In each of the period to period comparisons please also quantify the number of advertising agencies through which ad insertion orders were placed as well as the percentage of customers that placed ad insertion order directly compared to through advertising agencies.

        The Company respectfully advises the Staff that, as disclosed on page 47, only a small percentage of ads are placed directly while most ad insertion orders come through ad agencies on behalf of their brand advertiser clients. As noted in the risk factor titled "We are highly dependent on advertising agencies as intermediaries, and this may adversely affect our ability to attract and retain business" on page 13, our customer base may be more concentrated than might be reflected by the number of customers. One ad agency may represent several brand advertisers and a substantial majority of these agencies are subsidiaries of five large global holding companies. The Company believes that this risk factor appropriately describes a risk to the business arising from the organizational structure of advertising agencies. However, the Company further advises the Staff that each of these agencies have multiple offices across regions and countries. Each local agency office generally makes media buying decisions independent of the parent holding company or other regional offices in the same agency, so the Company has relationships with many independent media buying decision makers within the same agency. Therefore, the Company believes the number of ad agencies is not material given the ownership structure and the local decision making of ad agencies.

Liquidity and Capital Resources, page 54

4.
Please supplement your response to comment 25 from our letter dated April 23, 2013 to confirm that your noncompliance with certain non-financial covenants related to the Loan and Security Agreement is also not material.

        The Company confirms to the Staff that its noncompliance with certain non-financial covenants related to the Loan and Security Agreement as of December 31, 2012 is also not material. The Company notes that its credit facility was undrawn at December 31, 2012 and March 31, 2013, and expired on May 3, 2013.

5.
The response to comment 26 from our letter dated April 23, 2013 states that you cannot accurately predict or estimate the additional costs you may incur as a public company or the timing of such costs. Please add disclosure here and within your Risk Factors disclosure to generally discuss the fact that you expect to incur additional material costs as a public company.

        The Company has revised the disclosure on p. 29 in response to the Staff's comment.

Our YFP Products, page 75

6.
Further revise the disclosure added in response to comment 31 from our letter dated April 23, 2013 to explain how digital media property owners that use industry standard technology instead of YFP products are able to access your core technologies. Make clear how a digital media property owner's decision to use standard technologies instead of YFP products impacts your business, including your ability to provide tailored placements of advertisements on that digital media property.

        The Company has revised the disclosure on p. 17 in response to the Staff's comment.

Our Relationship with Digital Media Property Owners, page 77

7.
Please supplement the information added in response to comment 32 from our letter dated April 23, 2013 to disclose what sales and marketing efforts you make to identify, recruit and retain digital media property owners. For example, clarify whether the sales team referenced within "Sales and Marketing" also supports the recruitment of digital media property owners.

        The Company has revised the disclosure on p. 84 in response to the Staff's comment.

Underwriting, page 114

8.
We note your response to comment 37 from our letter dated April 23, 2013. Please confirm supplementally that the underwriter will pay the company the same price for all the shares in the offering.

        The Company supplementally confirms to the Staff that the underwriters will pay the Company the same price for all shares in the offering.

Financial statements

Note 4. Acquisitions, pages F-17 - F-20

9.
Regarding your reference to the third party valuation on page F-19, please disclose the name of the expert and include the consent of the expert in your Form S-1.

        The Company respectfully advises the Staff that it has revised the disclosure on page F-20 to clarify the basis for management's valuation of the Series D-1 Preferred Stock valued at $3.3 million in the acquisition of Crowd Science, Inc.

Accountant's Consent

10.
File as an Exhibit to your Form S-1 a currently dated and signed consent from your independent public accountant.

        The Company acknowledges the Staff's comment and respectfully advises the Staff that it will file as an exhibit a currently dated and signed consent from its independent public accountant with its initial public filing of the Form S-1.

* * * * * * * * * * *

        Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7934.

Sincerely,
/s/ HORACE NASH Horace Nash Fenwick & West LLP
cc:
Jayant Kadambi, Chief Executive Officer
Timothy Laehy, Chief Financial Officer
Paul T. Porrini, Esq., General Counsel and Secretary
 YuMe, Inc.

Cynthia C. Hess, Esq.
Niki Fang, Esq.
 Fenwick & West LLP

Danny Wallace
Kimberly Doyle
 PricewaterhouseCoopers LLP

Douglas Smith, Esq.
Stewart McDowell, Esq.
Brandon W. Loew, Esq.
 Gibson, Dunn & Crutcher, LLP